Exhibit F-1

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Linear Minerals Corp.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Linear Minerals Corp. (the “Company”), which comprise the statements of financial position as at March 31, 2026 and 2025 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2026 and 2025 and its financial performance and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current assets are not sufficient to finance its operations and administrative expenses. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This issue also constitutes, from our perspective, a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Exploration and Evaluation Assets – Assessment of Whether Indicators of Impairment Exist

As described in Note 6 to the financial statements, the Company holds the rights to several exploration stage exploration and evaluation assets, which are the Company’s primary non-current assets. Note 2(d) to the financial statements explains that the Company capitalizes acquisition costs incurred in acquiring these exploration and evaluation assets. At the end of each reporting period, as discussed in Note 3(b), the carrying amounts of the Company’s exploration and evaluation assets are reviewed under IFRS 6 – Exploration and Evaluation of Mineral Resources to determine whether there is any indication that these assets are impaired.

Management considered the following factors to determine whether or not an indicator of impairment exists: (i) whether the period for which the Company has the right to explore its projects has expired or will expire in the near future; (ii) further exploration on its project(s) is neither budgeted nor planned; (iii) whether exploration activities to date have led to the discovery of commercially viable quantities of mineral resources; and (iv) whether there is sufficient data that indicates the carrying amount of the Company’s exploration and evaluation assets are unlikely to be recovered in full from successful development and/or sale. Of the factors that must be considered, the judgments associated with the Company’s ability and options to develop its projects and the impact of the Company’s market capitalization relative to the carrying value of its net assets are the most subjective. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The principal considerations for our determination that the assessment of potential impairment is a critical audit matter are:

(i) materiality of the aggregate amounts involved in respect to quantum; (ii) the degree of judgment required by management when assessing the recoverability of deferred acquisition costs; and (iii) the required extent of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) testing management’s process for determining whether an indicator of impairment exists; (ii) testing the completeness and accuracy of underlying data used in management’s assessment and evaluating the reasonableness of the significant estimates and assumptions used by management; and (iii) considering whether the financial statements fairly disclosed the inherent uncertainties applicable to the recoverability of deferred exploration and evaluation asset costs.

Going Concern

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which typically cannot be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017.

Vancouver, Canada

July 29, 2026

LINEAR MINERALS CORP.

Statements of Financial Position
(Expressed in Canadian dollars)

		March 31,	March 31,
	Note	2026	2025
ASSETS
Current Assets
Cash	11	$330,676	$951,807
Amounts receivable and prepaid expenses	4	142,457	155,835
Marketable securities	5	-	123,912
Total Current Assets		473,133	1,231,554
Non-current Assets
Reclamation deposits		11,000	11,000
Equipment		850	1,336
Exploration and evaluation assets	6	5,143,314	5,956,076
Total Non-current Assets		5,155,164	5,968,412
Total Assets		$5,628,297	$7,199,966
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	7	$878,180	$558,765
Due to related parties	8	237,535	142,889
Flow-through share premium liability	9,13	15,000	218,207
Total Liabilities		1,130,715	919,861
SHAREHOLDERS’ EQUITY
Share capital	9	60,683,777	59,917,903
Warrants reserve	9	2,969,647	2,834,521
Share-based payments reserve	9	3,020,382	3,020,382
Deficit		(62,176,224)	(59,492,701)
Total Shareholders’ Equity		4,497,582	6,280,105
Total Liabilities and Shareholders’ Equity		$5,628,297	$7,199,966
Nature of operations and going concern	1
Subsequent events	14

Approved and authorized for issue on behalf of the board of directors on July 29, 2026 by:

/s/ Gurminder Sangha	/s/ Jurgen Wolf
Director	Director

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

		For the years ended March 31,
	Note	2026	2025	2024
Expenses
Consultants and directors fees	8	$1,000	$18,900	$111,500
Exploration and evaluation costs	6	961,335	1,288,201	2,583,405
General and administrative		89,513	56,969	17,013
Investor relations		39,874	331,591	1,093,021
Professional fees		174,064	119,767	132,139
Salaries, fees and benefits	8	307,929	280,050	234,800
Shareholder communications		154,500	90,204	125,844
Share-based payments	8, 9(f)	90,000	131,314	1,786,445
Loss before other items		(1,818,215)	(2,316,996)	(6,084,167)
Other income (expenses)
Interest income		460	1,819	168
Other income (expenses)		(11,814)	(56,867)	30,966
Loss on foreign exchange		-	(512)	(2)
Loss on marketable securities	5	(21,679)	(63,513)	(549,946)
Flow-through recovery	13	218,207	159,579	717,679
Write-down of exploration and evaluation assets	6	(1,050,482)	(1,036,875)	(749,771)
Total other income (expenses)		(865,308)	(996,369)	(550,906)
Net and comprehensive loss for the year		$(2,683,523)	$(3,313,365)	$(6,635,073)
Loss per common share, basic and diluted (1)		$(0.25)	$(0.35)	$(0.89)
Weighted average number of shares outstanding–basic and diluted (1)		10,629,875	9,356,533	7,437,142

(1)	On July 13, 2026, the Company completed a 6.5:1 share consolidation (Notes 9 & 14). All weighted average share and loss per share amounts have been retrospectively adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP.

Statements of Changes in Equity

(Expressed in Canadian dollars)

		Common Shares
		Without Par Value
	Note	Shares	Amount	Warrants Reserve	Share Subscription (Receivable)	Share-based Payments Reserve	Deficit	Total Equity (Deficiency)
Balance, March 31, 2023		41,920,038	54,484,848	2,705,754	19,134	1,833,998	(49,544,263)	9,499,471
Shares issued for exploration and evaluation assets	9	3,058,333	1,995,416	-	-	-	-	1,995,416
Private placements, net of flow-through premium	9	4,442,785	2,140,438	-	-	-	-	2,140,438
Fair value of warrants from private placement	9	-	(128,767)	128,767	-	-	-	-
Share issue costs	9	-	(121,200)	-	-	-	-	(121,200)
Share-based payments - Stock options	9	-	-	-	-	1,055,070	-	1,055,070
Share-based payments - RSUs	9	1,425,000	731,375	-	-	-	-	731,375
Share subscriptions	9	-	-	-	(19,134)	-	-	(19,134)
Net loss for the year		-	-	-	-	-	(6,635,073)	(6,635,073)
Balance, March 31, 2024		50,846,156	59,102,110	2,834,521	-	2,889,068	(56,179,336)	8,646,363
Private placements, net of flow-through premium	9	10,489,130	881,793	-	-	-	-	881,793
Share issue costs	9	-	(66,000)	-	-	-	-	(66,000)
Share-based payments - Stock options	9	-	-	-	-	131,314	-	131,314
Net loss for the year		-	-	-	-	-	(3,313,365)	(3,313,365)
Balance, March 31, 2025		61,335,286	$59,917,903	$2,834,521	$-	$3,020,382	$(59,492,701)	$6,280,105
Shares issued for exploration and evaluation assets	9	6,000,000	247,500	-	-	-	-	247,500
Private placements, net of flow-through premium	9	12,500,000	610,000		-	-	-	610,000
Fair value of warrants from private placement		-	(135,126)	135,126	-	-	-	-
Share issue costs	9	-	(9,000)	-	-	-	-	(9,000)
Share-based payments - RSUs	9	4,500,000	90,000	-	-	-	-	90,000
Distribution of Pontax West property to Westlinear
Minerals Corp.	6, 9	-	(37,500)	-	-	-	-	(37,500)
Net loss for the year		-	-	-	-	-	(2,683,523)	(2,683,523)
Balance, March 31, 2026		84,335,286	$60,683,777	$2,969,647	$-	$3,020,382	$(62,176,224)	$4,497,582

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP.

Statements of Cash Flows

(Expressed in Canadian dollars)

	For the years ended March 31,
	2026	2025	2024
Cash provided by (used in):
Operations
Net loss for the year	$(2,683,523)	$(3,313,365)	$(6,635,073)
Items not involving cash:
Depreciation	486	486	485
Share-based payments	90,000	131,314	1,786,445
Loss on marketable securities	21,679	63,513	549,946
Gain on write-down of amounts payable and share subscriptions	-	-	(49,134)
Write-down of exploration and evaluation assets	1,050,482	1,036,875	749,771
Flow-through recovery	(218,207)	(159,579)	(717,679)
Changes in non-cash operating assets and liabilities:
Amounts receivable and prepaid expenses	13,378	280,953	668,099
Accounts payable and accrued liabilities	356,915	284,682	(333,822)
Due to related parties	94,646	(111,980)	(130,007)
Cash used in operating activities	(1,274,144)	(1,787,101)	(4,110,969)
Investing activities
Acquisition of exploration and evaluation assets	(65,220)	-	(52,500)
Proceeds from sale of marketable securities	102,233	-	-
Cash provided by (used in) investing activities	37,013	-	(52,500)
Financing activities
Proceeds from financing	625,000	1,100,000	2,324,999
Share issue costs	(9,000)	(66,000)	(121,200)
Cash provided by financing activities	616,000	1,034,000	2,203,799
Decrease in cash during the year	(621,131)	(753,101)	(1,959,670)
Cash, beginning of the year	951,807	1,704,908	3,664,578
Cash, end of the year	$330,676	$951,807	$1,704,908
Supplemental information:
Shares issued for exploration and evaluation assets	$247,500	$-	$1,995,416
Fair value of warrants issued in connection with financing	$135,126	$-	$128,767
Exploration and evaluation assets in accounts payable	$-	$37,500	$-
Write-down of accrued exploration and evaluation acquisition costs included in accounts payable	$-	$-	$1,834,000

The accompanying notes are an integral part of these financial statements.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

Linear Minerals Corp. (“Linear Minerals” or the “Company”), formerly known as FE Battery Metals Corp, was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada and United States (“U.S”).

The Company’s head office and principal address is Suite 2421 – 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 3P3. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

On December 31, 2024, FE Battery Metals Corp. changed its name to Linear Minerals Corp. with a new trading symbol of ‘LINE’ on the Canadian Securities Exchange (LINE), the OTCBB Exchange (LINMF) and the Frankfurt Exchange (A4OY3E).

On August 1, 2025, Linear Minerals Corp. and Westlinear Minerals Corp. (“Westlinear”) entered into an arrangement agreement pursuant to which Westlinear would, through a series of transactions, acquire the Company’s Pontax West Lithium mineral property (the “Plan of Arrangement”). Under the terms of the arrangement agreement, Linear Mineral’s shareholders were issued one common share of Westlinear with respect to every 10 common shares of Linear Minerals owned on the share distribution record date of November 25, 2025 as determined by Linear’s Board of Directors.

On November 28, 2025, Linear Minerals completed the statutory arrangement under the Plan of Arrangement with Westlinear.

Pursuant to the arrangement agreement and on the payable date of November 28, 2025, the following occurred:

●	A total of 6,833,440 common shares of Westlinear were distributed to the Linear shareholders on a pro-rata basis. The Linear Minerals shareholders received one Westlinear share with respect to every 10 common shares of Linear held as at November 25, 2025;

●	Linear Minerals transferred the assets to Westlinear, being the Pontax West lithium property in Quebec; and

●	Westlinear became a reporting issuer in the provinces of British Columbia, Alberta, and Ontario.

The transaction was accounted for as a reorganization of entities under common control. Accordingly, the Pontax West lithium property was derecognized at its carrying amount of $37,500. No gain or loss was recognized on the transfer, and the carrying amount of the property transferred was recorded as a distribution to shareholders within equity.

As at March 31, 2026, the Company had cash of $330,676, a working capital deficiency of $657,582, incurred a net loss of $2,683,523 and used $1,274,144 in operating activities. The Company will need to raise additional financing as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

The financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information

(a)	Statement of Compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on IFRS Accounting Standards (“IFRS”) issued and outstanding as at July 29, 2026, the date the board of directors approved these financial statements for issue.

(b)	Basis of Measurement and Presentation

These financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Cash

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

(d)	Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

Refer to note 3(b).

(e)	Financial Instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss (“FVPL”), directly attributable transaction costs. Financial instruments are recognized when the Company becomes party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate.

The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(e)	Financial Instruments (continued)

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income (“FVOCI”). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in profit or loss. The Company’s marketable securities being equity securities of other listed entities, are classified as FVPL.

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income (“OCI”) with no reclassification to profit or loss. The election is available on an investment-by-investment basis. None of the Company’s financial assets are classified as FVOCI.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, other receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and due to related parties are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(e)	Financial Instruments (continued)

Impairment of financial assets

A loss allowance for expected credit losses is recognized in OCI for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments. The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12- month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset, then derecognition is appropriate.

A financial liability is derecognised when the associated obligation is discharged or canceled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

(f)	Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(g)	Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(g)	Impairment of Tangible and Intangible Assets (continued)

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavorable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are key factors considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(h)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(i)	Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(j)	Share-based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

Share purchase warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or share purchase warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital.

(k)	Restricted share units

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units(“RSU’s”), the fair value of the grant is determined by multiplying the Company’s share price at grant date by the number of RSU’s granted.

(l)	Marketable securities

Marketable securities are investments in publicly traded companies.

(m)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of the units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common shares is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

(n)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and share purchase warrants are used to repurchase common shares at the average price during the period.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(o)	Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow- through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(p)	Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(q)	New, Amended and Future IFRS Pronouncements

Accounting standards and amendments issued but not yet adopted

There are no other IFRS that are not yet effective that would be expected to have a material impact on the Company. Certain new accounting standards, amendments to existing standards and interpretations have been issued but have future effective dates that are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a)	Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(b)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

●	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

4.	Amounts Receivable and Prepaid Expenses

	March 31, 2026	March 31, 2025
GST/HST	$51,129	$97,042
Prepayments and other receivable	91,328	58,793
Total	$142,457	$155,835

5.	Marketable Securities

The Company’s marketable securities consisted of 2,125,000 common shares of Battery Age Minerals Limited, which were received as consideration pursuant to the Falcon Lake property agreement. The investment was classified as a financial asset at fair value through profit or loss.

During the year ended March 31, 2026, the Company sold all 2,125,000 common shares for proceeds of $102,233 and recognized a loss of $21,679. As at March 31, 2026, the Company held no marketable securities.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

5.	Marketable Securities (continued)

	March 31, 2026	March 31, 2025
Net change in fair value of marketable securities through profit and loss Beginning of the period	$123,912	$187,425
Proceeds on sale of marketable securities	(102,233)	-
Loss on marketable securities	(21,679)	(63,513)
Total	$-	$123,912

6.	Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at March 31, 2026 and 2025 are as follows:

	March 31, 2025	Additions	Transfer of property	Write-off	March 31, 2026
Abitibi Lithium	$1,767,000	$-	$-	$(927,310)	$839,690
Augustus Lithium	593,290	-	-	-	593,290
Canadian Lithium	228,881	-	-	-	228,881
Electron Lithium	650,405	-	-	(123,172)	527,233
Lac Coulombre	-	140,000	-	-	140,000
McNeely Lithium	820,000	-	-	-	820,000
Pontax West Lithium	37,500	-	(37,500)	-	-
Ridgeway Clark County	-	60,220	-	-	60,220
Rose East Lithium	975,000	75,000	-	-	1,050,000
Rose West Lithium	884,000	-	-	-	884,000
	$5,956,076	$275,220	$(37,500)	$(1,050,482)	$5,143,314

	March 31,				March 31,
	2024	Additions		Write-off	2025
Abitibi Lithium	$1,767,000	$-		$-	$1,767,000
Augustus Lithium	593,290	-		-	593,290
Canadian Lithium	228,881	-		-	228,881
Cosgrave Lithium	104,750	-		(104,750)	-
Electron Lithium	650,405	-		-	650,405
Kokanee Creek	932,125	-		(932,125)	-
McNeely Lithium	820,000	-		-	820,000
Pontax West Lithium	-	37,500		-	37,500
Rose East Lithium	975,000	-		-	975,000
Rose West Lithium	884,000	-		-	884,000
	$6,955,451	$37,500		$(1,036,875)	$5,956,076

(a)	Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (the “Abitibi Agreement”). The Abitibi Lithium property is comprised of 114 mineral claims covering approximately 5,800 hectares located in the Abitibi area of western Quebec.

Under the terms of the Abitibi Agreement, the Company acquired a 100% interest in the Abitibi Lithium property by issuing 1,078,947 common shares of the Company and by paying $250,000 on April 20, 2021. The Abitibi Lithium Property is subject to a 3% Net Smelter Returns (“NSR”) royalty, which the Company will have the option to reduce the NSR by 1.0% to 2.0% by paying $1,000,000.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(a)	Abitibi Lithium Property (continued)

During the year ended March 31, 2026, the Company recorded an impairment of $927,310 in connection with the claims lapsed during the year.

(b)	Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (the “Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering approximately 900 hectares located in the Abitibi area of western Quebec.

On October 29, 2022, the Company entered into amended option agreement allowing the Company to accelerate its option to acquire a 100% interest in the Augustus Lithium property. As consideration for the amendment, the Company issued an additional 350,000 common shares. As of November 7, 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire its 100% interest of the Augustus Lithium property.

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(c)	Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (the “Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering approximately 700 hectares located in the Landrienne Township area of Quebec.

On February 3, 2023, the Company had completed the required option payments of $60,000 and issuance of 230,263 common shares to acquire a 100% interest of the Canadian Lithium Property.

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(d)	Cosgrave Lithium Property

On August 24, 2023, the Company entered into a purchase agreement to acquire a 100% interest in the Cosgrave Lithium property (the “Cosgrave Agreement”). The Cosgrave Lithium property is comprised of 198 mineral claims covering approximately 3,728 hectares located in the Ear Falls, Ontario.

Pursuant to the terms of the Cosgrave Agreement, the Company acquired a 100% interest in the Cosgrave Lithium property by issuing 175,000 common shares of the Company and by making the option payment of $22,500 as of March 31, 2024.

During the year ended March 31, 2025, the Company decided it would not be pursuing any further exploration work on the Cosgrave Lithium property, allowed the claims to lapse and wrote-off all deferred costs incurred to date.

(e)	Electron Lithium Property

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (the “Electron Agreement”). The Electron Lithium property is comprised of 351 mineral claims covering approximately 18,000 hectares of prospective land around the Augustus Lithium Property in western Quebec.

On November 8, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Electron Lithium property.

The Electron Lithium property is subject to a 3% Gross Metal Royalty (“GMR”), which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(e)	Electron Lithium Property (continued)

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in certain mineral claims comprising the Electron Lithium Property.

Pursuant to the Infini Joint Venture Agreement, Infini Resources made a non-refundable payment of AUD$50,000 (CAD$44,088) and has elected to earn an initial 50% interest by making an initial cash payment of AUD$550,000 (CAD$486,837). Upon exercising the option, a joint venture will also be formed between Linear Minerals and Infini Resources to further advance the project. The Infini Joint Venture Agreement may be terminated in certain circumstances, including by Linear Minerals if certain milestones are not met in accordance with the agreement.

As at March 31, 2026, the Company holds interest in 351 mineral claims (131 mineral claims under joint venture agreement) covering approximately 18,000 hectares of land.

During the year ended March 31, 2026, the Company recorded an impairment of $123,172 in connection with claims that lapsed during the year.

(f)	Falcon Lake Property

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (the “Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 1,000 hectares located in the Thunder Bay Mining Division, Ontario.

On September 30, 2022, the Company entered into an amended option agreement which amended certain cash payments, share issuances and exploration expenditures due dates and requirements of the Option Agreement.

On October 21, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Falcon Lake property.

On January 27, 2023, the Company executed a joint venture agreement (the “Battery Age Minerals Joint Venture Agreement”) with Battery Age Minerals Limited (“Battery Age Minerals”) whereby Battery Age Minerals may earn a 100% interest in the Falcon Lake Property. Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at $513,975. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at $290,295 and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon Battery Age Minerals earning a 90% interest, a joint venture was deemed to have been formed between Linear Minerals and Battery Age Minerals to further advance the project.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(g)	Kipawa West Property

On December 9, 2025, the Company entered into an option agreement to acquire a 100% interest in the Kipawa West rare- earth property(the “Kipawa West Agreement”). The Kipawa West property is comprised of 53 mining claims covering an approximate area of 3,000 hectares located in Abitibi-Temiscamingue, Quebec.

Under the terms of the Kipawa West Agreement, the Company has the option to acquire a 100% interest in the property by completing the following share issuance and exploration expenditures:

Due Dates	Issuance of Linear Minerals common shares	Exploration expenditures ($)
On signing (not yet issued)	1,000,000	-
December 9, 2026	1,500,000	250,000
December 9, 2027	2,000,000	500,000
December 9, 2028	-	500,000

The Kipawa West Property is subject to a 2% GMR royalty payable to the Optionor. The Company will have the option to reduce the GMR from 2.0% to 1.0% by paying $1,000,000.

(h)	Kokanee Creek Property

During the year ended March 31, 2025, the Company decided it would not be pursuing any further exploration work on the Kokanee Creek property, allowed the claims to lapse and wrote-off all deferred costs incurred to date.

(i)	Lac Coulombre Property

On November 5, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Coulombre Property. The property consists of 89 mining claims covering approximately 5,000 hectares area on land located about 100 kilometres south of Quebec City, Quebec.

On November 3, 2025, the Company entered into an amended option agreement (the “Lac Coulombre Property Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Pursuant to the terms of the Lac Coulombre Amended Agreement, the Company acquired a 100% interest in the property by making a cash payment of $5,000 and issued 2,250,000 common shares.

The Lac Coulombre property has a 1.5% NSR payable to the optionor of which the Company will have the option to buy- out of 0.5% by paying $1,000,000.

During the year ended March 31, 2026, the Company issued 2,250,000 common shares and completed the option payment pursuant to the property agreement to acquire 100% interest in the property (Note 9(b)).

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(j)	Lac Marion Uranium Property

On June 10, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Marion Uranium Property. The property consists of 47 mining claims covering approximately 2,760 hectares area in two claim blocks on land located about 40 kilometres northeast of Mont Laurier in Quebec.

On October 30, 2025, the Company entered into an amended option agreement (the “Lac Marion Uranium Property Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Lac Marion Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,200,000 common shares (not issued).

The Lac Marion property has a 1.5% GMR payable to the optionor of which the Company will have the option to buy-out of 0.5% by paying $1,000,000.

(k)	McNeely Lithium Property

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, by issuing 526,316 common shares and paying $250,000. The McNeely Lithium Property is located in Quebec and consists of 65 claims covering approximately 2,300 hectares. The McNeely Lithium Property is subject to a 3.0% GMR. Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

(l)	Pontax West Lithium Property

On October 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Pontax West Lithium Property (the “Pontax Lithium Agreement”). The property consists of 72 mining claims covering over 3,800 hectares in the James Bay lithium region of northern Quebec.

On September 13, 2024, the Company entered into an amended option agreement (the “Pontax West Lithium Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement. Under the terms of the Pontax West Lithium Amended Agreement, the Company acquired a 100% interest in the property by completing the share issuance of 2,500,000 on May 7, 2025 with a fair value $37,500. The share issuance had been accrued at March 31, 2025. The Pontax West Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR to 1.0% by paying $1,000,000 for one-half of one percent.

On August 1, 2025, the Company signed a plan of arrangement agreement (the “Agreement”) to spin out its Pontax West lithium property located in the province of Quebec to Westlinear. Under the terms of the arrangement, the Company’s shareholders will be issued one share of Westlinear with respect to every 10 shares of the Company owned on the share distribution record date. On October 23, 2025, the shareholders of the Company approved by special resolution the Agreement to spin out the Company’s Pontax West lithium property to Westlinear. With the completion of the Arrangement occurring on November 28, 2025, following receipt of regulatory approval, Linear transferred the Pontax West Lithium property to Westlinear (Note 1).

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(m)	Ridgeway Clark County

The Company staked 67 mineral property claims located in the Clark County, Washington, U.S at a cost of $60,220.

(n)	Rose East Lithium Property

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Rose East Lithium Property (“Rose East Lithium”). The Rose East Lithium property consists of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

On November 3, 2025, the Company entered into an amended option agreement (the “Rose East Lithium Property Amended Agreement”) which amended the due dates and amounts for certain share issuances requirements of the option agreement.

Under the terms of the Rose East Lithium Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,250,000 common shares. On February 3, 2026, the Company issued the required shares to complete its acquisition of a 100% interest in the Rose East Lithium property (Note 9(b)).

The Rose East Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR to 1.0% by paying $1,000,000 for 0.5%.

(o)	Rose West Lithium Property

On November 25, 2022, the Company entered into an option agreement to acquire a 100% interest in the Rose West Property. The Rose West Lithium property is located in the James Bay region of northern Quebec and consists of 32 mining claims covering approximately 1,700 hectares within townships.

On December 9, 2022, the Company entered into amended option agreement to which the Company could acquire a 100% interest in the property by issuing 1,300,000 shares and granted the Company a 1% GMR. On April 5, 2023, the Company issued the required shares to acquire a 100% interest in the Rose West Lithium property (Note 9(b)).

The Rose West Lithium property has a 1% GMR payable to the optionor upon the commencement of commercial production.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the year ended March 31, 2026, 2025 and 2024 are as follows:

Year ended March 31, 2026	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total March 31, 2026
Quebec
Augustus Lithium	$13,309	$495,490	$75,845	$88,450	$54,241	$-	$727,335
Kipawa West	-	-	-	79,000	-	-	79,000
Lac Coulombre	-	-	-	80,000	-	-	80,000
Lac Marion	-	-	-	75,000	-	-	75,000
Total	$13,309	$495,490	$75,845	$322,450	$54,241	$-	$961,335

Year ended March 31, 2025	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total Mavrch 31, 2025
Quebec
Augustus Lithium	$57,169	$338,643	$231,666	$142,236	$178,650	$6,973	$955,337
Pontax West Lithium	-	-	-	30,000	-	-	30,000
Rose East Lithium	-	-	-	25,000	-	-	25,000
Rose West Lithium	-	-	-	25,000	-	-	25,000
General Exploration	-	-	95,765	92,449	64,650	-	252,864
Total	$57,169	$338,643	$327,431	$314,685	$243,300	$6,973	$1,288,201

Year ended March 31, 2024	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total March 31, 2024
Ontario
Trix Lithium	$-	$-	$45,000	$65,050	$-	$-	$110,050
Quebec
Augustus Lithium	98,566	907,763	366,970	228,700	506,769	13,087	2,121,855
Pontax West Lithium	-	-	-	181,000	-	-	181,000
Rose West Lithium	-	-	-	72,600	-	-	72,600
Rose East Lithium	-	-	-	88,200	-	-	88,200
General Exploration	-	-	-	-	9,700	-	9,700
Total	$98,566	$907,763	$411,970	$635,550	$516,469	$13,087	$2,583,405

7.	Accounts Payable and Accrued Liabilities

	March 31, 2026	March 31, 2025
Trade and other payables	$821,480	$411,565
Accrued liabilities	56,700	147,200
Totals	$878,180	$558,765

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

8.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company for the years ended March 31, 2026, 2025, and 2024 were as follows:

	For the years ended March 31,
	2026	2025	2024
Consulting fees charged by directors of the Company	$1,000	$8,900	$10,000
Exploration consulting fees charged by directors	$-	$3,200	$16,000
Salaries, fees and benefits	$307,929	$280,050	$234,800
Share-based payments	$74,700	$114,900	$1,455,180

Related party balances as at March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025
Amounts due to Directors and Officers of the Company	$20,390	$26,501
Amounts due to companies controlled by directors and officers	217,145	116,388
Amounts due from companies controlled by directors and officers	18,785	-
Total	$256,320	$142,889

The directors’ and officers’ balances also include fees and expenses owing to directors and officers incurred in the normal course of business.

9.	Share Capital

(a)	Authorized – Unlimited number of common shares without par value.

(b)	Issued share capital

The Company had 84,335,286 common shares issued and outstanding as at March 31, 2026 and 61,335,286 common shares issued and outstanding as at March 31, 2025.

On July 13, 2026, the Company completed a 6.5:1 share consolidation (Note 14).

Fiscal 2026

i)	On May 7, 2025, the Company issued 2,500,000 common shares pursuant the Pontax West Lithium property option agreement. The cost of $37,500 for the share issuance which had been accrued at March 31, 2025 (Note 6(l));
ii)	On Sept 8, 2025, the Company issued 4,500,000 common shares upon the vesting and settlement of restricted share units;
iii)	On December 11, 2025, the Company closed a non-brokered private placement and issued 3,000,000 Quebec flow- through shares (“QFT share”) priced at $0.05 per QFT share for gross proceeds of $150,000. The Company recognized a liability for flow-through shares of $15,000 (Note 13). The Company paid finder fees of $9,000;
iv)	On January 22, 2026, the Company closed a first tranche of its non-brokered private placement and issued 3,000,000 units at a price of $0.05 per unit, with each unit consisting of one common share and one common share purchase warrant for gross proceeds of $150,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.25 per share for a period of one year from the issue date. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.53%, volatility factor of 190.61% and an expected life of one year;

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

9.	Share Capital (continued)

(b)	Issued share capital (continued)

v)	On February 3, 2026, the Company closed its non-brokered private placement. As part of the closing, the Company issued 6,500,000 units at a price of $0.05 per unit and one common share purchase warrant for gross proceeds of $325,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.25 per share for a period of one year from the issue date; The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.52%, volatility factor of 188.44% and an expected life of one year; and

vi)	On February 3, 2026, the Company issued 1,250,000 common shares pursuant the Rose East Lithium property option agreement (Note 6(n)) and issued 2,250,000 common shares pursuant the Lac Coulombre property option agreement (Note 6(i)).

Fiscal 2025

i)	On April 18, 2024, the Company closed a non-brokered private placement consisting of 1,739,130 Quebec flow- through shares (“QFT share”) priced at $0.23 per QFT share for gross proceeds of $400,000. The Company recognized a liability for flow-through shares of $86,957 (Note 13) also paid finder’s fees of $24,000; and

ii)	On October 18, 2024, the Company closed its non-brokered private placement and issued 8,750,000 QFT shares at a price of $0.08 per QFT share for gross proceeds of $700,000. The Company recognized a liability for flow-through shares of $131,250 (Note 13) and also paid finders’ fees of $42,000.

Fiscal 2024

i)	On April 3, 2023, the Company issued 1,500,000 common shares value at $975,000, pursuant to the Rose East Lithium property option agreement and 83,333 common shares valued at $54,166, pursuant to the Trix Lithium property option agreement;

ii)	On April 5, 2023, the Company issued 1,300,000 common shares valued at $884,000, pursuant to the Rose West Lithium property option agreement to acquire a 100% interest in the property (see Note 6(b));

iii)	On May 26, 2023, the Company issued 550,000 RSUs valued at $324,500 to the directors, officers, and consultants of the Company;

iv)	On June 9, 2023, the Company closed a non-brokered private placement consisting of 1,338,461 Quebec flow-through shares (“QFT share”) priced at $0.65 per QFT share and 573,770 National flow through shares (“NFT share”) priced at $0.61 per NFT share for aggregate gross proceeds of $1,220,000. The Company recognized a liability for flow-through shares of $91,783 (Note 13). The Company also paid finder’s fees of $73,200;

v)	On September 22, 2023, the Company issued 175,000 common shares value at $82,250, pursuant to the Cosgrave Lithium property option agreement as well as issued 875,000 RSUs valued at $406,875 to the director, officers, and consultants of the Company (Note 6(d)); and

vi)	On November 21, 2023, the Company closed a non-brokered private placement consisting of 675,000 common shares priced at $0.40 per share for aggregate gross proceeds of $270,000 and 1,855,554 Quebec flow-through units (“QFT unit”) priced at $0.45 per QFT unit for gross proceeds of $835,000. Each flow-through unit consists of one flow-through share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 per share for a period of two years from the issue date. The QFTshare purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 4.39% and 4.57%, volatility factor of 116.96% and an expected life of two years. The Company recognized a liability for flow-through shares of $92,778 (Note 13). The Company also paid finder’s fees of $48,000.

(c)	Stock Options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with the Canadian Securities Exchange’s (“CSE”) policies. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

9.	Share Capital (continued)

(c)	Stock Options (continued)

each stock option shall not be less than the discounted market price of the Company’s stock at the date of grant. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not, within a twelve-month period, exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed, within a twelve-month period, two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

The continuity for stock options for the years ended March 31, 2026, 2025 and 2024 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, fully vested and exercisable at March 31, 2023	1,560,526	$1.04
Granted	2,000,000	$0.59
Balance, fully vested and exercisable at March 31, 2024	3,560,526	$0.79
Granted	1,200,000	$0.18
Balance, fully vested and exercisable at March 31, 2025	4,760,526	$0.63
Expired unexercised	(1,036,842)	$0.97
Balance, fully vested and exercisable at March 31, 2026	3,723,684	$0.54

As at March 31, 2026, the following stock options were outstanding:

Expiry Date		Number Outstanding	Number Exercisable	Weighted average exercise price	Average Remaining Contractual Life
April 26, 2026	(1)	1,200,000	1,200,000	$0.18	0.07
May 14, 2026	(1)	223,684	223,684	$1.33	0.12
July 13, 2026	(1)	236,842	236,842	$0.95	0.28
January 6, 2027		63,158	63,158	$1.33	0.77
June 4, 2028		2,000,000	2,000,000	$0.59	2.18
		3,723,684	3,723,684	$0.54	1.24

(1)	Subsequently expired unexercised

(d)	Share Purchase Warrants

The continuity for share purchase warrants for the years ended March 31, 2026, 2025 and 2024 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2023	2,349,429	$1.69
Issued	927,778	$0.65
Expired	(1,895,670)	$1.69
Balance, March 31, 2024	1,381,537	$1.00
Expired	(453,759)	$1.71
Balance, March 31, 2025	927,778	$0.65
Issued	9,500,000	$0.25
Expired	(927,778)	$0.65
Balance, March 31, 2026	9,500,000	$0.25

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

9.	Share Capital (continued)

(d)	Share Purchase Warrants (continued)

As at March 31, 2026, the Company had the following warrants outstanding:

Expiry date	Exercise price	Number Outstanding and Exercisable	Average Remaining Contractual Life
January 21, 2027	$0.25	3,000,000	0.81
February 2, 2027	$0.25	6,500,000	0.84
	$0.25	9,500,000	0.83

(e)	Restricted share units

The Company has a shareholder approved “10% rolling” restricted share unit plan (the “RSU Plan”) in compliance with the CSE’s policies. Under the RSU Plan, the maximum number of RSU’s reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting.

Fiscal 2026

During the year ended March 31, 2026, the Company granted 4,500,000 restricted share units to officers, directors and consultants of the Company. On September 8, 2025, the Company issued 4,500,000 common shares upon the vesting and settlement of restricted share units granted on May 8, 2025. The Company recorded $90,000 of share-based payments on the granted RSU’s during the year ended March 31, 2026.

Fiscal 2025

No restricted share units were granted by the Company during the year ended March 31, 2025.

Fiscal 2024

During the year ended March 31, 2024, the Company granted 1,425,000 restricted share units to officers, directors and consultants of the Company. The restricted share units vest immediately and are subject to a four month hold period from the date of grant. The Company recorded $731,375 of share-based payments on the granted RSU’s during the year ended March 31, 2024.

The continuity for restricted share units for the years ended March 31, 2026, 2025 and 2024 is as follows:

RSU’s outstanding
Balance, March 31, 2023	-
Granted	1,425,000
Vested and issued	(1,425,000)
Balance, March 31, 2024 and March 31, 2025	-
Granted	4,500,000
Vested and issued	(4,500,000)
Balance, March 31, 2026	-

(f)	Share-Based Payments Reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments. At the time that the stock options are exercised, the corresponding amount will be transferred to share capital.

The fair value of each option granted to directors, officers and consultants was estimated on the date of grant using the Black-Scholes option-pricing model.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

9.	Share Capital (continued)

(f)	Share-Based Payments Reserve (continued)

Fiscal 2026

On May 8, 2025, the Company granted 4,500,000 RSU’s to directors, officers and consultants. The RSU vested and were issued on September 8, 2025. The fair value of the RSU’s was $90,000 and calculated by multiplying the Company’s share price at grant date by the number of RSU’s granted.

Fiscal 2025

On April 26, 2024, the Company granted 1,200,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.18 per share, expiring on April 26, 2026. The fair value of these options was $131,314 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 4.33%, volatility factor of 129.06% and an expected life of two years.

Fiscal 2024

On May 26, 2023, the Company granted 550,000 RSU’s to directors, officers and consultants and all of these were vested and issued on the grant date. The fair value of the RSU’s was $324,500 and calculated by multiplying the Company’s share price at grant date by the number of RSU’s granted.

On June 5, 2023, the Company granted 2,000,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.59 per share, expiring on June 4, 2028. The fair value of these options was $1,055,070 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 3.52%, volatility factor of 156.61% and an expected life of five years.

10.	Segmented Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties. The Company’s exploration and evaluation assets are located in Canada and the United States and are disclosed by property in Note 6.

11.	Financial Instruments and Risk Management

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

11.	Financial Instruments and Risk Management (continued)

The following provides the valuation method of the Company’s financial instruments as at March 31, 2026 and March 31, 2025:

		As at March 31,
	Level	2026	2025
Cash	1	$330,676	$951,807
Reclamation deposits	1	$11,000	$11,000
Marketable securities	1	$-	$123,912
Financial liabilities	1	$1,115,715	$701,654

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2026 and 2025.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at March 31, 2026, the Company had cash of $330,676 to settle accounts payable and accrued liabilities (inclusive of amounts due to related parties) of $1,115,715.

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of lithium and gold in particular.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Interest Rate Risk

The Company has no significant exposure at March 31, 2026, to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short- term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

11.	Financial Instruments and Risk Management (continued)

Currency Risk

The Company has no significant exposure at March 31, 2026, to currency risk through its financial instruments. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

12.	Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria for the management of it capital structure but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

• To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;

• To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

• To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2026, compared to the year ended March 31, 2025. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

13.	Income Taxes

The reconciliation of the expected income tax recovery is as follows:

	2026	2025
Net loss for the year	$2,683,523	$3,313,365
Statutory tax rate	27%	27%
Expected income tax recovery	724,000	895,000
Decrease to income tax recovery due to:
Non-deductible permanent differences	(355,000)	(396,000)
Change in tax assets not recognized	(369,000)	(499,000)
Income tax recovery	$-	$-

 The significant components of the Company’s deferred tax assets are as follows:

	March 31, 2026	March 31, 2025
Mineral property interests	3,124,000	2,878,000
Equipment	98,000	98,000
Operating losses carried forward	5,172,000	4,935,000
Capital losses and other	1,048,000	1,162,000
Total deferred tax assets	9,442,000	9,073,000
Deferred tax assets not recognized	(9,442,000)	(9,073,000)
	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses consist of the following:

	March 31, 2026	March 31, 2025
Mineral property interests	$11,572,000	$10,660,000
Equipment	362,000	361,000
Operating losses carried forward	19,155,000	18,277,000
Capital losses and other	3,882,000	4,303,000
Unrecognized deductible temporary differences	$34,971,000	$33,601,000

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

13.	Income Taxes (continued)

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately $19,155,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,092,000
2034	879,000
2035	530,000
2036	196,000
2037	233,000
2038	271,000
2039	530,000
2040	428,000
2041	1,101,000
2042	2,228,000
2043	1,703,000
2044	1,801,000
2045	1,082,000
2046	878,000
Total	19,155,000

Liability and Income Tax Effect on Flow-Through Shares

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds, less the qualified expenditures made to date, represent the funds received from flow-through share issuances that have not been spent.

On June 9, 2023, the Company had closed a non-brokered private placement and issued 1,338,461 QFT shares priced at $0.65 per QFT share and 573,770 National flow through shares (“NFT share”) priced at $0.61 per NFT share for aggregate gross proceeds of $1,220,000. The Company recognized a liability for flow-through shares of $91,783. At March 31, 2024, the Company had incurred $496,325 in qualified expenditures. During the year ended March 31, 2025, the Company incurred the remaining $723,675 in qualified expenditures

On November 21, 2023, the Company had closed a non-brokered private placement and issued 1,855,554 Quebec flow- through units (“QFT unit”) priced at $0.45 per QFT unit for gross proceeds of $835,000. The Company recognized a liability for flow-through shares of $92,778. At March 31, 2024, the Company had incurred $Nil in qualified expenditures. During the year ended March 31, 2025, the Company incurred the remaining $835,000 in qualified expenditures.

On April 26, 2024, the Company had closed a non-brokered private placement and issued 1,739,130 QFT shares priced at $0.23 per QFT share for aggregate gross proceeds of $400,000. The Company recognized a liability for flow-through shares of $86,957. At March 31, 2025, the Company had incurred $Nil in qualified expenditures. At March 31, 2026, the Company had incurred $400,000 in qualified expenditures.

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LINEAR MINERALS CORP.

Notes to the Financial Statements

For the years ended March 31, 2026, 2025, and 2024

(Expressed in Canadian dollars)

13.	Income Taxes (continued)

On October 18, 2024, the Company had closed a non-brokered private placement and issued 8,750,000 QFT Shares priced at $0.08 per QFT share for gross proceeds of $700,000. The Company recognized a liability for flow-through shares of $131,250. At March 31, 2025, the Company had incurred $Nil in qualified expenditures. At March 31, 2026, the Company had incurred $700,000 in qualified expenditures.

On December 11, 2025, the Company had closed a non-brokered private placement and issued 3,000,000 QFT shares priced at $0.05 per QFT share for gross proceeds of $150,000. The Company recognized a liability for flow-through shares of $15,000. At March 31, 2026, the Company had incurred $Nil in qualified expenditures.

During the year ended March 31, 2026, the Company incurred, in aggregate, $1,100,000 in qualified flow-through expenditures and recognized a flow-through recovery of $218,207.

At March 31, 2026, the Company is required to incur $150,000 of flow-through qualified expenditures.

14.	Subsequent Events

On July 13, 2026, the Company completed a consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 6.5 pre-consolidation common shares. Immediately before the consolidation, the Company had 84,335,286 common shares issued and outstanding. Following the consolidation, the Company had approximately 12,974,542 common shares issued and outstanding, subject to adjustments arising from the rounding down of fractional shares. The Company’s common shares continued to trade on the Canadian Securities Exchange under the symbol “LINE.” All weighted-average share and per-share amounts presented in these financial statements have been retrospectively adjusted to reflect the share consolidation (Note 9).

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